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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
       Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                              HILLS STORES COMPANY
                            (Name of Subject Company)

                              HILLS STORES COMPANY
                        (Name of Person Filing Statement)


        Common Stock                      Series A Convertible Preferred Stock
 Par Value $0.01 Per Share                     Par Value $0.10 Per Share

                        (Titles of Classes of Securities)


    431692102                                                 431692201
                      (CUSIP Number of Class of Securities)


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                                William K. Friend
             Senior Vice President--Secretary and Corporate Counsel
                              Hills Stores Company
                                   15 Dan Road
                           Canton, Massachusetts 02021
                                 (781) 821-1000
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)


                                   COPIES TO:

                             Paul S. Pearlman, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

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         This Amendment No. 1 amends and  supplements  the information set forth in the Solicitation/Recommendation Statement pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended, on Schedule 14D-9 (the "Schedule 14D-9") filed by Hills Stores Company, a Delaware corporation (the "Company), on November 18, 1998, with respect to a tender offer described in the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on November 18, 1998, by Ames Department Stores, Inc., a Delaware corporation ("Ames"), and HSC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Ames (the "Purchaser"), relating to an offer by the Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, and Series A Convertible Preferred Stock, par value $0.10 per share, including, in each case, the associated preferred stock purchase rights
(together, the "Shares"), for an amount equal to $1.50 per Share, net to the seller in cash, without interest, and a deferred contingent cash right, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated November 18, 1998, and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger, dated as of November 12, 1998, among Ames, the Purchaser and the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

         Item 9 is hereby amended and supplemented by adding thereto the following:

      Exhibit 7 Letter, dated December 16, 1998, from Hills Stores Company to Ames Department Stores, Inc. and HSC Acquisition Corp.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 17, 1998

                                       HILLS STORES COMPANY


                                       By: /s/ CHAIM Y. EDELSTEIN
                                           --------------------------
                                          Name:  Chaim Y. Edelstein
                                          Title: Chairman of the Board and
                                                 Chief Executive Officer


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